FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#309-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6

(Address of principal Executive offices)

Attachments:

1.

Press Release(s)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: March 12, 2007

BY:

Chris Robbins

It’s       Vice President

(Title)

Click here for printer-friendly PDF version

ANGLO SWISS RESOURCES INC.

SUITE 309 - 837 WEST HASTINGS STREET

VANCOUVER, BC  V6C 3N6

604-683-0484

Fax: 604-683-7497

March 12, 2007

Securities & Exchange Commission	VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

(s) Chris Robbins

Per:

Chris Robbins

Vice  President

February 27, 2007

Anglo Swiss Resources’ Claims Situated on the Ekati Trend

Anglo Swiss Resources Inc. (TSX.V-ASW & OTCBB-ASWRF) is an exploration company focused on discovering new diamond-bearing kimberlites in the Lac de Gras area of Canada’s Northwest Territories (“NWT”). This area contains Canada’s main diamond producers, BHP Billiton’s - Ekati Diamond Mine and Aber/Rio Tinto’s - Diavik Diamond Mine.  Anglo Swiss holds over 160,000 acres of exploration claims in the region.

Two of Anglo Swiss’ claims (UL 1 & 2 for 5,165 acres) lie within the “Ekati Trend”, approximately 40 kilometers north-east of the Ekati Mine.  These claims are within 10 kilometers of the diamond-bearing Wombat and Wallaby kimberlites where major exploration and definition programs are planned by Archon Minerals/BHP Billiton.

A recent street wire reports:  “Dr. Blusson said the partners would attempt more delineation drilling on the Wombat kimberlite, which he thinks could have the same grade as the Sable pipe, which is about seven kilometers to the southwest and is in the Ekati mine plan. BHP discovered the pipe in 1993 but it has dawdled since then, pursuing kimberlites on the main Ekati property because of its higher ownership of that ground.

Dr. Blusson said the last hole attempted by the partners veered off and missed the kimberlite, leaving them with just the single pierce point into the big pipe, which ranks as the largest kimberlite in Canada's North at well over 10 hectares in size. As a result, the partners will try drilling Wombat with vertical holes from the surface of a lake.

The 2005 test of Wombat produced 91 microdiamonds from about 79 kilograms of kimberlite, including 11 stones that sat on a 0.425-millimetre mesh. The entire haul suggested a microdiamond grade of about 0.85 carat per tonne, although an accurate grade will take a much larger test and larger diamonds.

An 1,100-tonne bulk sample of Sable yielded a grade of nearly one carat per tonne and a diamond value of $64 (U.S.) per carat. The diamond value is likely a bit higher today, and Ekati is mining rock worth just $60 (U.S.) per carat from its Fox pipe. With Ekati gradually running low on kimberlite, BHP would likely jump at the chance to add large amounts of rock with comparable values into the latter stages of its mine plan.”

If these projects advance to production the road access to the Ekati plant will extend to within 8 kilometers of Anglo Swiss Resources’ claims. Exploration for 2007 on these claims will include an airborne magnetic and electromagnetic survey, field work and drilling.

In light of the close proximity to producing diamond mines, the presence of numerous diamondiferous kimberlites and kimberlite indicator minerals, management is of the opinion that the UL 1 & 2 claims are highly prospective for the further discovery of diamonds.

The Company controls 4 distinct properties of merit as it works towards establishing itself towards the corporate goal of discovering a diamond mine within the Lac de Gras region :

*Anglo Swiss Resources’ most advanced property is the Fry Inlet Diamond Property (60/40 joint venture with NSV.V) located approximately 25 kilometers north of BHP Billiton’s “Ekati Diamond Mine property” and Aber/Rio Tinto’s “Diavik Diamond Mine property”, Canada's first two diamond mines.  This claim group totals 91,856 acres and hosts the LI 201 significantly diamondiferous kimberlite.

*The Falcon Bay Diamond Property consists of a 100% interest in the MS 1-25 mineral claims covering approximately 52,459 acres in the diamond producing area of Lac de Gras, NWT approximately 25 kilometers south of the Diavik property.

*Anglo Swiss also owns a 100% interest in the Fishing Lake Diamond Property, located some 110 kilometers north of Yellowknife, NWT, toward the western margin of the Slave Craton.  The Fishing Lake property covers 8,467 acres.

On behalf of the Board,

“Len Danard”

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.